June 16, 2008

Linda VanDoorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 26, 2008

Form DEF A

Filed April 16, 2008

Forms 1O-Q for Fiscal Quarters Ended March 31, 2008

Filed May 2, 2008

File No. 000-10200

Dear Ms. VanDoorn:

We are responding to your letter of May 16, 2008 concerning the above-captioned filings of SEI Investments Company (“SEI”). In this letter we have restated your comment and follow it with our response.

Form 10-K

We have limited exposure to liquidity issues in the subprime credit markets, page 10

1.	You do not appear to be presenting a risk in this risk factor. In future filings, please clarify the risk.

Response

In response to the Staff’s comment, we will enhance our discussion under Item 1A. Risk Factors as follows:

Liquidity issues in the subprime credit markets may affect our earnings and liquidity resources. Certain of our money market funds hold senior notes issued by structured investment vehicles which have either ceased making payments or potentially may cease making payments on its outstanding notes on the scheduled maturity dates. Because of the market conditions, we entered into support agreements to protect the shareholders of our money market funds from the liquidity risk associated with these securities. The amount of our obligation under these agreements and the corresponding charge against our earnings is dependent upon prevailing conditions in the credit markets that affect the value of money market instruments, including structured investment vehicles, on the creditworthiness of the structured investment vehicle securities and the overall asset levels of our money market funds. Additionally, in the event the fund realizes a loss from the sale or disposition of a structured investment vehicle, we would be required to pay an amount to the funds of our obligation that could negatively impact our liquidity resources.

Note 1 – Summary of Significant Accounting Policies

Capitalized Software, page 45

2.	We note that capitalized software development costs are amortized over three to fifteen years with a weighted average of 14.3 years suggesting the 15 year period is predominant. Please explain to us the factors you considered that support a fifteen year amortization period.

Response

The net book value of our capitalized software development costs primarily relates to the development of the Global Wealth Platform (GWP). GWP provides diverse capabilities including client management, investment management and investment processing, all on a unified wealth management platform. The initial version of GWP was placed into service in July 2007. Our evaluation of the estimated useful life of GWP involved members of our management, our technology experts and the assistance of a third-party firm. The estimated useful life of GWP was determined to be 15 years.

To determine the estimated useful life of GWP, we considered such factors including, but not limited to, economic, technological, and functional trends. We also considered the historical survival rates of similar technologies.

Our evaluation of the economic life of GWP was mainly dependent on external market factors such as competition, ease of entry into the market by other participants, and stability of the target market. We believe the following market factors favor a longer estimate of economic life for GWP:

•

Limited Competition – GWP provides diverse capabilities that are delivered to our clients as a single integrated wealth management platform. Currently, no other firm attempts to bring these same capabilities together on one unified platform.

•

Substantial barriers to entry – The migration of a client’s operations and data onto GWP is costly and time consuming that the likelihood a client will migrate to a competitor platform, if a similar competitive technology is introduced, is unlikely and would require extensive cost and effort. Additionally, the initial terms of the contracts are long-term with renewal clauses of several years. These facts present major barriers to entry for potential competitors.

•

Stableness of target market – We are marketing GWP to global and domestic private banks, primarily based in the United States and Europe. Both target markets have a long history of financial services activities which is expected to continue for the foreseeable future. We believe the demand for the key capabilities of GWP will exist for the foreseeable future.

Our primary consideration for the estimate of technological life was technology substitution. GWP was developed using mainstream technologies that are industry standards and are based on technology developed by multiple vendors. Based on life cycles for similar key technologies, it is expected that these technologies will exist for at least 15 years. We are not aware, nor do we anticipate, source architecture enhancements that are expected to have an impact on GWP at the present time. Additionally, we believe that if there are major technology changes or advancements in the future, the technologies used in GWP would be at the root of those advancements. We believe these facts support a longer technological life for GWP.

We also considered the demand by the target market for the functions of GWP as well as GWP’s continued ability to perform those functions. GWP’s primary functions relate to client management, investment management, and investment processing. These are core functions of the financial industry and are not expected to become obsolete in the foreseeable future. The components of GWP utilize separate operating technologies with independent functionality supported by different vendors. If there is a technology change associated with one of the components, that change can be facilitated without exposing the functionality of the entire platform to any risk. We believe these facts support a longer functional life.

The historical survival rates of similar technologies support a longer life for GWP. Our current proprietary investment accounting software, TRUST 3000®, was developed in the mid-1980’s. All clients were converted onto that platform over the course of 7 to 8 years and it has been an integral part of our business solutions for over 20 years. The expanded functionality of GWP is expected to eventually replace many of the capabilities of TRUST 3000® and all of our current clients will be migrated onto GWP. We believe the long life of TRUST 3000® supports a longer useful life of GWP.

Note 6 – Capital Support Agreements, page 54

3.	We note your disclosure that in 2007 you entered into Capital Support Agreements with several funds to which you serve as the advisor. Your disclosure also indicates that you voluntarily elected to enter into the capital support agreements to avoid a credit watch by a rating agency on some of your funds, as well as to address the needs of your customers who require a specific credit rating. Please respond to the following:

•

Tell us whether you believe the money market funds are variable interest entities under FIN 46R, both at inception, as well as subsequent to your election to provide support under the Capital Support Agreements, and the basis for your views;

Response

In an evaluation of the application of FIN 46(R), we determined that the money market funds were not variable interest entities (VIEs) at inception because they had sufficient equity, their shareholders had adequate decision making authority through independent boards, and their shareholders had the obligation to absorb the money market funds’ expected losses or the right to receive expected returns. There was no implied variable interest at inception as we had no obligation to enter into the Capital Support Agreements. Entering into such agreements was a decision that was contemplated when the facts and circumstances of the market conditions made us consider such action.

In the fourth quarter of 2007, we entered into Capital Support Agreements with the money market funds to protect the obligation of the money market shareholders to absorb expected losses by providing a guarantee for credit losses associated with senior notes issued by structured investment vehicles (SIVs) that are held by the money market funds. This was a business decision made in response to the market conditions at that time. Entering into these agreements caused a reconsideration event under paragraph 7 of FIN 46(R) since the contractual arrangements change the equity investment at risk. The money market funds became VIEs pursuant to paragraph 5(b)(2) of FIN 46(R) at the time we provided the Capital Support Agreements because the agreements protect the money market shareholders from the losses associated with the SIVs.

•	Tell us the difference in roles between the advisor and sub-advisor;

Response

Many of our asset management solutions are “manager of manager” mutual fund products. In particular, our money market funds (the SEI Daily Income Trust Prime Obligation Fund, the SEI Daily Income Trust Money Market Fund and the SEI Liquid Asset Trust Prime Obligation Fund) are portfolios of investment companies registered under the Investment Company Act of 1940, as amended. For each of the portfolios, SEI Investments Management Corporation (“SIMC”), an investment advisor registered under the Investment Advisers Act of 1940, as amended, and a wholly-owned subsidiary of SEI, is the named investment manager pursuant to an investment management agreement with the portfolio. With the approval of the board of trustees of the fund complex, SIMC has delegated certain of its investment management responsibilities for these portfolios to Columbia Management, a subsidiary of Bank of America, pursuant to an investment management agreement. As investment manager, SIMC acts as the manager of managers of the Funds, and is responsible for the investment performance of the Funds since it allocates each Fund’s assets to one or more sub-advisors and recommends hiring or changing sub-advisors to the board of trustees. The sub-advisor makes investment decisions for the assets it manages and continuously reviews, supervises and administers its investment program. SIMC oversees the sub-advisor to ensure compliance with the Funds’ investment policies and guidelines, and monitors the sub-advisor’s adherence to its investment style. The board of trustees of the Funds supervises SIMC and the sub-advisor.

•

Tell us whether Columbia Management, as sub-advisor, also provided support to the money market funds. If so, please tell us how the level of support provided by you versus Columbia Management was determined;

Response

Columbia Management has not been willing to provide support to these money market funds. We have provided all of the support.

•

In light of the fact that you do not receive any consideration from the fund, in the form of shares or any other form, in return for the support provided under the Capital Support Agreements, please tell us how you concluded you were not the primary beneficiary of the money market funds (to the extent you concluded they are variable interest entities under FIN 46R); and

Response

The primary beneficiary of a VIE must consolidate the VIE into its financial statements. The primary beneficiary is determined to be the entity that absorbs more than 50 percent of the expected losses or gains if none is determined from losses. If the variable interests are widely disseminated, there is typically no primary beneficiary and no consolidation is required.

Money market funds are marketed to potential investors as an investment that exposes a single class of investors to both interest rate and credit risk. The nature of interests in the money market funds entitles shareholders to the net income or loss of the fund. Before the Capital Support Agreements, the net income of the money market funds equaled the excess of the interest receipts over the sum of administrative expenses. All of the net income and, consequently, all variability of the money markets funds’ assets were passed along to the money market funds’ shareholders prior to the Capital Support Agreements.

Upon the reconsideration event, we considered FIN 46(R)-6 in order to determine the variability that should be considered in determining whether we were the primary beneficiary. In considering the design of the entity, we concluded that there are two sources of variability in the money market funds: interest rate risk and credit risk. Fundamental to the design and marketing of the money market funds is the exposure to interest rate and credit risk. As a result, we believe that the design of the entity was to pass along both interest rate risk and credit risk. In order to determine whether we absorbed a majority of the expected losses of the entity, we compared the credit risk we absorb through our Capital Support Agreements due to the SIVs and the interest rate and credit risk associated with the non SIVs absorbed by the money market fund shareholders. We performed an analysis for the money market funds for a three year time horizon comparing the risk absorbed by us to the risk absorbed by the money market fund shareholders, to determine if our risk represented the majority. In performing this analysis, we determined that the interest rate and credit risk absorbed by the shareholders was more variable than the risk absorbed by our Capital Support Agreements. Therefore, we are not bearing more than 50 percent of the expected losses of the money market funds. Consequently, we concluded that we were not the primary beneficiary and were not required to consolidate the money market funds in our financial statements at December 31, 2007 or March 31, 2008.

•

Tell us whether you have entered into Capital Support Agreements with all of the money market funds to which you serve as advisor or sub-advisor that have investments in structured investment vehicles (SIVs).

Response

We have entered into Capital Support Agreements with all of the money market funds for which we serve as manager or advisor and which are registered under the Investment Company Act of 1940, as amended, and which hold SIVs. We do not serve as a sub-advisor to any registered money market funds.

Exhibit Index, page 80

4.	Please file a copy of the Capital Support Agreement entered into with SEI Liquid Asset Trust Prime Obligation Fund and a copy of the letter of credit related to this fund or advise us why you believe filing is not required under Item 601 of Regulation S-K.

Response

The Capital Support Agreement with the SEI Liquid Asset Trust Prime Obligation Fund was first entered into on December 3, 2007 with a maximum support limit of $1.5 million. Starting in mid-February, the Capital Support Agreement was amended seven times to increase its support limit to the current limit of $11.0 million. The Agreement as executed in December was not filed on a Form 8-K nor in our Form 10-K for the year ended December 31, 2007 as it was not material. We did file the Agreement and related documents in our Form 10-Q for the quarter ended March 31, 2008 as Exhibits 10.29, 10.29.1 – 10.29.7, 10.30 and 10.31.

Exhibits 31.1 & 31.2

5.	Refer also to your Form 10-Q for the quarter ended March, 31, 2008. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response

In response to the Staff’s comment, we will revise the certification required by Exchange Act Rule 13a-14(a) in our future filings to remove the individual’s title of the certifying individual at the beginning of the certification.

DEF 14A

Executive Compensation, page 9

6.	The Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. Please refer to Release 33- 8732A, Section II.B.1. In future filings, please revise your disclosure so that your Compensation Discussion and Analysis precedes the tables required by Item 402 of Regulation S-K.

Response

As requested by the Staff, in future filings we will revise the disclosure so that the Compensation Discussion and Analysis precedes the tables required by Item 402 of Regulation S-K.

Compensation Discussion and Analysis, page 13

7.	Please refer to Release 33-8732A, Section II,B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. West did not receive an option award in 2007 and that later disclosure indicates that Mr. West has never received a stock option grant, while the other named executive officers received awards. We also note that Mr. Klauder received a substantial option award in comparison to other named executive officers in 2006. Please see Item 402(b)(2)(vii) of Regulation S-K.

Response

We will address the Staff’s comment in future filings. In response to your example, Mr. West as the founder of SEI and as a significant shareholder of SEI has not received any stock options since it became a public company in 1981. Mr. Klauder did not receive a substantial option award in comparison to other named executive officers in 2006. If the Staff is referring to the amount entered under the Option Award column (f) in the Summary Compensation Table, as required by Regulation S-K 402(c)(2)(vi), that is simply the amount expensed during 2006 for all option grants made to Mr. Klauder (including grants made in prior periods, such as a “signing grant” of options made in August 2004 upon the commencement of Mr. Klauder’s employment.)

Base Salaries, page 13

8.	You state that you look at companies of comparable size engaged in the same or similar businesses as SEI to determine the base salaries for management employees. In future filings, please clarify the peer group in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

Response

The Compensation Committee did not intend to suggest that it engages in any scientific, quantifiable benchmarking exercise, merely that the goal of the Committee is to seek to recommend base salaries for management employees at levels that are competitive with salaries paid to management with comparable qualifications, experience and responsibilities at companies of comparable size engaged in the same or similar businesses as ours. This is based on the general knowledge of directors and not on studies prepared by compensation consultants or any formal analytics. To the extent that the Compensation Committee continues to use this disclosure to describe their process, we will revise the disclosure in future filings to indicate that, as described above, the competitive analysis is informal and not based upon an analysis of specific companies pay practices or upon reports of a compensation consultant. We would also note that, generally, all executive officers, other than the Chairman and Chief Executive Officer, receive the same annual base salary of $250,000 which has not changed since prior to 2006.

Incentive Compensation, page 14

9.	In future filings, please disclose the “unit goals” for each named executive officer and disclose whether each officer achieved these goals and the weight attributable to each of these goals individually and in the aggregate in accordance with Item 402(b) of Regulation S-K. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also revise, to explain what you mean by the phrase “dampened accelerators and decelerators.”

Response

The unit goals vary widely from executive officer to executive officer depending upon the nature of the executive officer’s responsibilities. Those executive officers responsible for market unit activities tend to have goals related principally to achieving revenue, net income and new sales targets for the segments for which they are responsible. These financial goals are consistent with the overall corporate revenue and net income targets for the company as a whole. In addition, a portion (accounting for 12 percent or less of the target incentive compensation) of their unit goals are related to subjective rather than quantitative progress being made on certain strategic goals. Those executive officers charged with administrative responsibilities have their incentive compensation heavily weighted toward achieving corporate goals with a lesser percentage attributable to subjective determination by the Compensation Committee of their accomplishment of their responsibilities during the year. In future filings, to the extent that any of the unit goals continue to be objectively determinable and are a material element of the compensation of the named executive officer, those unit goals will be disclosed. Future filings will be revised to explain what the committee means by the phrase “dampened accelerators and decelerators.”

Form 10-Q for the Quarter ended March 31, 2008

10.	We note your statement that your chief executive officer and your chief financial officer ‘have concluded the controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Clarify to us whether your chief executive officer and your chief financial officer concluded that the company’s disclosure controls and procedures, as of March 31, 2008, were effective or ineffective, Also confirm to us that in future filings your disclosure will state, in clear and unqualified language, your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Response

In response to the Staff’s comment, our Chief Executive Officer and Chief Financial Officer confirm that our disclosure controls and procedures as of the quarter ended March 31, 2008 were effective in recording, processing, summarizing and reporting information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 within the time periods specified in the Securities and Exchange Commission’s rules and forms. We also confirm that in future filings, our disclosure will state, in clear and unqualified language, our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures.

In addition, we hereby acknowledges that

•	SEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely,

/s/ Dennis McGonigle
Dennis McGonigle
Chief Financial Officer
SEI Investments Company